Exhibit 2.1

OFFER AGREEMENT

by and among

Danaher Corporation,

DH Denmark Holding ApS

and

Radiometer A/S

Dated as of December 11, 2003

Table of Contents

§ 1 The Offer
1.1 The Offer
1.2 Mandatory Bid; Compulsory Acquisition
§ 2 Representations (in Danish “erklœringer”) of the Company
§ 3 Representations and Warranties of Parent and Buyer
§ 4 Conduct of Business until the EGM Date
§ 5 Employee Matters
5.1 Employee Notices, etc.
5.2 Executive Stock Option Agreements
§ 6 Additional Agreements
6.1 No Solicitation
6.2 Access to Information
6.3 Public Announcements
6.4 Efforts
6.5 Notification of Certain Matters
6.6 Company General Meetings
6.7 Availability of Funds
6.8 Other Obligations
§ 7 Conditions to Completion
§ 8 Termination
8.1 Termination
8.2 Effect of Termination
§ 9 Miscellaneous
9.1 Guarantee
9.2 Fees and Expenses
9.3 Counterparts; Effectiveness
9.4 Governing Law
9.5 Notices
9.6 Assignment
9.7 Severability
9.8 Entire Agreement; No Third Party Beneficiaries
9.9 Amendment; Waiver
9.10 Arbitration
ANNEX A - Definitions
ANNEX B - Irrevocable Undertaking
ANNEX C - Offer Document
ANNEX D - Representations of the Company
1.1 Corporate Organization
1.2 Subsidiaries
1.3 Capitalization
1.4 Authority Relative to this Agreement
1.5 Consents and Approvals; No Violation
1.6 Financial Statements; Public Filings
1.7 Litigation
1.8 Compliance with Applicable Laws

1

1.9 Intellectual Property
1.10 Tax Matters
1.11 Transactions with Affiliates
1.12 Information
ANNEX E - Representations and Warranties of Parent and Buyer
1.1 Organization; Qualification; Authority.
1.2 No Conflict; Required Filings and Consents.
1.3 Financing

2

OFFER AGREEMENT

OFFER AGREEMENT (“Agreement”), dated as of December 11, 2003, by and among Danaher Corporation, a Delaware corporation and with IRS Employer Identification No. 59-1995548 (“Parent”), DH Denmark Holding ApS, a corporation organized under the laws of the KoD and registered with the Danish Commerce and Companies Agency under CVR-no. 27467946 and a wholly owned Subsidiary of Parent (“Buyer”), and Radiometer A/S, a corporation organized under the laws of the KoD and registered with the Danish Commerce and Companies Agency under CVR-no. 43415514 (the “Company”).

Recitals

A.            Pursuant to the terms and subject to the conditions of this Agreement, Parent shall cause Buyer and the Buyer undertakes to commence a public offer to purchase all of the outstanding class A shares, nominal value DKK 20 per share (the “A Shares”), and class B shares, nominal value DKK 20 per share (the “B Shares” and, together with the A Shares, the “Shares”) of the Company at a price of DKK 460 per Share in cash (the “Offer Price”); and

B.            The Board of Directors of each of Parent, Buyer and Company has approved and adopted this Agreement and the Board of Directors of Company has resolved to (i) recommend that shareholders of the Company tender their Shares pursuant to the Offer (as defined in Section 1.1) and (ii) irrevocably consent to Buyer’s acquisition, pursuant to the Offer, of A Shares as required under the Company Articles of Association, an extract of the minutes relating to such resolution having been furnished to Parent and Buyer simultaneously with the execution and delivery of this Agreement; and

C.            As a condition to and inducement to Buyer’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, Investeringsselskabet af 30.4.1992 A/S (“Investeringsselskabet”), a company incorporated under the laws of the KoD and registered with the Danish Commerce and Companies Agency under CVR-no. 45177912, has executed and delivered to Buyer an irrevocable undertaking (the “Irrevocable Undertaking”), in the form attached as Annex B to this Agreement, pursuant to which, among other things, Investeringsselskabet has irrevocably undertaken to tender all of the A Shares and B Shares owned by it pursuant to the Offer; and

D.            Capitalized terms used in this Agreement and not elsewhere defined shall have the respective meanings set forth in Annex A hereto;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Buyer and the Company hereby agree as follows:

§ 1
The Offer

1.1           The Offer

Subject to the terms and conditions of this Agreement, Parent shall cause Buyer and Buyer undertakes to commence immediately after the execution and delivery of this Agreement, an offer in compliance with applicable KoD and U.S. laws and regulations (the “Offer”) as set forth in the Offer Document, an agreed form of which is attached hereto as Annex C.  A draft of the Offer Document has been reviewed by the CSE and contains the recommendation of the Board of Directors of the Company that holders of A Shares and B Shares accept the Offer and tender their A Shares and B Shares into the Offer and includes a summary of the fairness opinion rendered by Carnegie.

1.2           Mandatory Bid; Compulsory Acquisition

As soon as practicable following completion of the Offer, Parent shall cause Buyer and Buyer undertakes to commence a mandatory offer to any remaining shareholders of the Company in compliance with the requirements under the KoD Takeover Order (the “Mandatory Bid”).  The Board of Directors of the Company shall recommend, subject to the provisions of Section 6.1(c), that holders of B Shares accept the Mandatory Bid and tender their B Shares in the Mandatory Bid.

As soon as practicable following completion of the Mandatory Bid, subject to the Buyer owning a number of A Shares and B Shares which in aggregate represent more than 90% of the share capital and voting rights of the Company (excluding any Company treasury stock), Buyer shall initiate and complete the procedure for the compulsory acquisition of all remaining Shares in accordance with either (a) the provisions of Article 20b under the KoD Companies Act or (b) a resolution adopted by the requisite vote at a shareholders’ meeting in the Company to amend the Company Articles of Association to allow Buyer to redeem any remaining Shares in the Company.

§ 2
Representations (in Danish “erklœringer”) of the Company

The Company hereby represents (in Danish “erklœrer”) to Parent and Buyer as provided in Annex D hereto, subject as otherwise Disclosed with respect to Sections 1.5(b), 1.6(d), 1.7, 1.9, 1.10 and 1.11 of Annex D.

The representations set out in Annex D hereto shall terminate and be of no further effect at the Closing Date.  The sole and exclusive remedy of Parent and Buyer in case of any breach of the representations set out in Annex D hereto shall be the right for Parent and Buyer to terminate this Agreement and withdraw the Offer, except that the Company (but in no event any of the Company Representatives or any other advisor, counsel or representative of the Company) may be liable in accordance with Section 8.2 in case of a willful and material breach by the Company of any of its representations set out in Annex D.

§ 3
Representations and Warranties of Parent and Buyer

Parent and Buyer represent and warrant to the Company as provided in Annex E hereto.

§ 4
Conduct of Business until the EGM Date

From the date of this Agreement until the EGM Date, and except as required by Law, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and shall use all reasonable efforts to preserve intact its material business organization and relationships with third parties (including but not limited to its relationships with customers, suppliers, employees and business partners) and to keep available the services of their present officers and key employees.

From the date of this Agreement until the EGM Date, the Company shall submit to the CSE all forms, reports and documents required to be submitted or filed by it pursuant to KoD laws and regulations and the rules and regulations of the CSE.

Without limiting the generality of the preceding paragraphs, and except as required by Law, without the prior written consent of Parent, Company shall not, and shall cause its Subsidiaries not to:

(a)     adopt or propose any amendment to the Company Articles of Association or other similar corporate organizational documents;

(b)     (i) declare, set aside or pay any dividend or other distribution with respect to any of its shares, (ii) split, combine or reclassify any of its shares, or (iii) issue any shares or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares;

(c)     repurchase, redeem or otherwise acquire any shares or other equity or equity equivalent securities or other ownership interests in the Company or its Subsidiaries;

(d)     issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any of its shares or any of its securities convertible into, or any rights, warrants or options to acquire, any such shares or convertible securities, other than pursuant to stock option programs in effect on the date of this Agreement and previously disclosed to Parent;

(e)     (i) merge or consolidate with any other Person, or (ii) acquire an amount of assets of any other Person, or sell, pledge or otherwise encumber or subject to any Lien assets, material to the Company and its Subsidiaries taken as a whole, or (iii) make an investment material to the Company and its Subsidiaries taken as a whole in any other Person or otherwise engage in any similar extraordinary business transaction;

(f)      sell, lease, license or otherwise surrender, relinquish or dispose of any assets or property which are material to the Company and its Subsidiaries taken as a whole, except pursuant to existing contracts or commitments (the terms of which have been disclosed to Parent);

(g)     incur any indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for the obligations of any Person (other than the Company and its Subsidiaries), except for indebtedness, debt securities and guarantees incurred in the ordinary course of business consistent with past practice;

(h)     enter into any transaction or Contract with any officer, director or employee of any of the Company or any of its Subsidiaries, or Investeringsselskabet, other than in the ordinary course consistent with past practice or with respect to normal and customary terms of such persons’ employment with such company; or

(i)      authorize, agree or commit to do any of the foregoing.

§ 5
Employee Matters

5.1           Employee Notices, etc.

Following the execution of this Agreement, the Company shall identify requirements to and provide such notices or information to the employees of the Company and its Subsidiaries as are required by applicable Laws and collective bargaining agreements in connection with the transactions contemplated hereby.

5.2           Executive Stock Option Agreements

On the date of settlement of the Offer, and subject to Buyer controlling following completion of the Offer more than 50% of the votes in the Company, the Company shall request that the beneficiaries under the Company’s executive stock option program disclosed to Parent, exercise their options within the minimum period afforded by, and on the other terms and conditions of, such program.

§ 6
Additional Agreements

6.1           No Solicitation

(a)     Company shall immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.  Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its officers, directors, employees, agents or advisors or other representatives (including, without limitation, any investment banker, attorney or accountant retained by it) to, directly or indirectly (i) solicit, initiate, facilitate or encourage (including by way of furnishing information) any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding an Acquisition Proposal.

The term “Acquisition Proposal” means any inquiry, proposal or offer from any Person other than Parent or Buyer relating to any (1) tender or share exchange offer involving A Shares and/or B Shares or other acquisition of A Shares and/or B Shares, (2) merger, consolidation or other business combination involving the Company or its Subsidiaries, (3) direct or indirect acquisition or purchase of a business that constitutes a substantial part of the assets of the Company and its Subsidiaries, taken as a whole, or a substantial amount of the equity securities of the Company or any of its Subsidiaries, (4) recapitalization or restructuring of the Company and its Subsidiaries, or (5) other transaction similar to any of the foregoing with respect to the Company or any of its Subsidiaries, in all respects other than the transactions contemplated by this Agreement, except for any such transactions between the Company and/or its Subsidiaries, only.

(b)     Company shall notify Parent of any Acquisition Proposal (including, without limitation, the material terms and conditions thereof and the identity of the Person making it) as promptly as practicable after its receipt thereof.

(c)     The Board of Directors of the Company shall not (i) withdraw or modify in a manner adverse to Parent or Buyer, or propose publicly to withdraw or modify in a manner adverse to Parent or Buyer, the recommendation by the Board of Directors of Company of the Offer, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to any Acquisition Proposal.  Notwithstanding the foregoing and subject to Section 8, the Board of Directors of the Company, to the extent that it determines in good faith, after receiving the written advice of outside counsel (a copy of which shall be furnished to Parent upon Parent’s good faith request), that its failure to do so is likely to result in a breach of its fiduciary duties to the Company’s shareholders under applicable Law, rules and regulations, including, but not limited to the KoD Companies Act and the KoD Takeover Order, may following receipt of a Superior Proposal (x) modify or withdraw its recommendation of the Offer and express its opinion on the advantages and disadvantages of the Superior Proposal, including recommending such Superior Proposal and (y) if requested, provide equal access to the information made available to Parent; provided, however, that no such modification or withdrawal shall be made unless it is after the third Business Day following Parent’s receipt of written notice advising Parent that the Board of Directors of the Company is prepared to express its opinion with respect to a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such proposal.

For purposes of this Agreement, “Superior Proposal” means any offer made pursuant to Section 9 of the KoD Takeover Order to acquire all of the Shares, or a binding written offer to acquire all or substantially all of the assets of the Company and of its Subsidiaries, in each case subject only to conditions comparable to the Offer Conditions and access to and assessment of, including by the financial sources providing financing in respect of such offer, information made available to Parent, on terms that the Board of Directors of the Company determines in its good faith judgment (after receiving the written advice of its financial advisors and legal advisors, (such written advice to be furnished to Parent upon Parent’s good faith request) to be superior for the Company’s shareholders when compared as a whole with the Offer and, accordingly, that the Board of the Company cannot reasonably maintain its recommendation of the Offer.

6.2           Access to Information

From the date of this Agreement until the EGM Date, the Company will, and will cause its Subsidiaries, and each of their respective officers, directors and employees (collectively, the “Company Representatives”) to, give Parent and its respective officers, employees, counsel, advisors and representatives (collectively, the “Parent Representatives”) reasonable access, during normal business hours, to the assets, properties, offices and other facilities and to the books and records of the Company and its Subsidiaries and will cause the Company Representatives and the Company’s Subsidiaries to furnish Parent with such financial and operating data, access to customers and suppliers and such other information with respect to the business and operations of the Company and its Subsidiaries as Parent may from time to time reasonably request.  The Company shall furnish promptly to Parent a copy of each report, schedule, registration statement and other document filed by the Company or any of its Subsidiaries during such period pursuant to the requirements of the Laws of the KoD or CSE rules and regulations.  Parent agrees that any information furnished pursuant to this Section 6.2 will be subject to the provisions of the Confidentiality Undertaking dated 10 September 2003 executed and delivered by the Parent (the “Confidentiality Agreement”).

6.3           Public Announcements

Except as may be required under Section 6.1(c), from the date of this Agreement and until the EGM Date, the parties hereto shall use their reasonable efforts to (1) develop a joint communication plan with respect to this Agreement and the transactions contemplated hereby, (2) ensure that all press releases and other public statements with respect to this Agreement and/or any of the transactions contemplated hereby shall be consistent with such joint communication plan, and (3) consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Offer and the other transactions contemplated hereby, provide to the other party for review a copy of any such press release or statement, and not issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable Law or any listing agreement with or rules and regulations of a securities exchange.

6.4           Efforts

(d)     Subject to the terms and conditions provided herein, each of the Company, Parent and Buyer shall, and the Company shall cause each of its Subsidiaries to, cooperate and use all reasonable efforts to make, or cause to be made, all filings necessary or proper under applicable Laws, rules and regulations, and to take all other actions necessary or advisable to consummate and make effective the transactions contemplated by this Agreement, including but not limited to the distribution of the Offer Document to the Company shareholders and any actions or filings related thereto, and cooperation in obtaining approvals necessary from Governmental Entities to continue fully existing operations.  In addition, if at any time prior to the Offer Expiration Date any event or circumstance relating to either the Company or Parent or Buyer or any of their respective Subsidiaries should be discovered by the  directors and/or the executive officers (managers) of the Company or Parent, as the case may be, which should be set forth in an amendment to the Offer Document, the discovering party will promptly inform the other party of such event or circumstance. If at any time after the Offer Expiration Date until the EGM Date any further action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the proper officers and directors of each party to this Agreement shall take all such action to the extent reasonable and practicable.

(e)     Each of the parties will use its reasonable efforts to obtain as promptly as practicable all Consents of any Governmental Entity or any other Person required in connection with, and waivers of any violations that may be caused by, the consummation of the transactions contemplated by the Offer and this Agreement so that Offer Condition (c) may be satisfied, provided, however, that, notwithstanding any other provision of this Agreement, (i) neither party shall be obligated to, agree to divest, hold separate or otherwise restrict the use or operation of any business or assets of Parent, Buyer or the Company, or any of their respective affiliates and (ii) this Section 6.4 (b) shall not limit Parent’s discretion to determine the satisfaction of the Offer Conditions.

(f)      The Company shall give Parent the opportunity to participate at its own cost and expense in the defense of any Litigation against the Company, any of its Subsidiaries and/or any of the Company’s directors relating to any of the transactions contemplated by this Agreement.  In the event that a claim is asserted against any of the parties hereto or any of their respective affiliates, relating to, based in whole or in part on events or conditions occurring or existing in connection with, or arising out of, any of the transactions contemplated by this Agreement, such party may request each of the other parties hereto to fully cooperate with such party in the defense of any such claim at the expense of the party against whom such claim is asserted.

6.5           Notification of Certain Matters

Upon the respective directors and/or executive officers (managers) becoming aware thereof, Parent and the Company shall promptly notify each other of (a) any circumstance or the occurrence or non-occurrence of any fact or event which would be reasonably likely (i) to cause any representation or warranty contained in this Agreement or its Annexes to be untrue or inaccurate in any material respect at any time from the date hereof to the Offer Expiration Date, (ii) to cause any covenant, condition or agreement under this Agreement or under the Offer not to be complied with or satisfied, or (iii) to result in a Material Adverse Effect, (b) any failure of the Company, Parent or Buyer, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or under the Offer; and (c)

any other material development relating to the business, prospects, financial condition or results of operations of the Company or any of its Subsidiaries; provided, however, that no such notification shall affect the representations and warranties of any party, the conditions to the obligations of any party hereunder, or the remedies of any party whether under applicable Law or hereunder.  Upon the respective directors and/or executive officers (managers) becoming aware thereof, each of the Company, Parent and Buyer shall give prompt notice to the other parties hereof of any notice or other communication from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

6.6           Company General Meetings

(a)           From the date of this Agreement until the EGM Date, the Company shall not convene any general meetings of Company shareholders except for (i) general meetings required by Law or the Company Articles of Association and (ii) the general meeting to be convened pursuant to Section 6.6 (b).

(b)           Notwithstanding the notice period set forth in Section 7.3 of the Company Articles of Association, the Company shall convene an extraordinary general meeting of Company shareholders on or before the day falling seven (7) Business Days after having received a written request from Buyer to that effect; provided that Buyer owns, as the result of the Offer, at least ten (10) per cent of the share capital of the Company. This extraordinary general meeting shall be held on the date specified by Buyer in such request, it being understood and agreed that Buyer’s request shall comply with Section 7.1 of the Company Articles of Association. This extraordinary general meeting shall be convened with the agenda requested by Buyer to do such acts and adopt such resolutions as Buyer may lawfully request.

6.7           Availability of Funds

Parent warrants to the Company that Parent has possession of, or has available to it under existing lines of credit, sufficient funds to consummate the transactions contemplated by this Agreement, and will cause Buyer to have sufficient funds available to consummate the Offer and the transactions contemplated hereby.

6.8           Other Obligations

Upon the Closing Date, at Parent’s prior request the Company and any of its Subsidiaries shall have ceased to own and/or operate any business in Cuba.

§ 7
Conditions to Completion

The obligation of Buyer to complete the Offer is subject to the satisfaction or waiver of the Offer Conditions.

§ 8
Termination

8.1           Termination

This Agreement may be terminated (with any termination by Parent also being an effective termination by Buyer):

(g)     By mutual written consent of Parent and the Company;

(h)     By either party, if Buyer withdraws the Offer based on a failure of any of the Offer Conditions to be satisfied or waived by the Offer Expiration Date; or

(i)      By the Company, if the Closing Date has not occurred within three (3) Business Days of the Offer Expiration Date or if Parent and/or Buyer materially breach their obligations to make payment to settle the Offer.

8.2           Effect of Termination

In the event of termination of this Agreement as provided in Section 8.1, written notice thereof shall be given as promptly as possible to the other party and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Buyer or Company, except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth into this Agreement. The Confidentiality Agreement shall survive any termination of this Agreement.

§ 9
Miscellaneous

9.1           Guarantee

Parent hereby unconditionally and irrevocably guarantees to the Company, as primary obligor (in Danish “selvskyldnerkaution”), the due, full and punctual performance of all Buyer’s present and future obligations and liabilities, representations, warranties, covenants and agreements under this Agreement and the Annexes hereto in accordance with the terms thereof.

9.2           Fees and Expenses

Except as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such fees or expenses.

9.3           Counterparts; Effectiveness

This Agreement may be executed in three or more separate counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

9.4           Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the KoD, without regard to the principles of conflicts of laws thereof.

9.5           Notices

All notices, requests and other communications under this Agreement shall be in writing and shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 9.5 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 9.5 (or at such other address for a party as shall be specified by like notice):

(a)           if to Parent, to

Danaher Corporation

2099 Pennsylvania Avenue, N.W.

Washington, D.C. 20006-1813

U.S.A.

Telecopy No.: +1 202-828-0860

Attention:  Daniel L. Comas, Vice President – Corporate Development

(b)           if to Buyer, to

DH Denmark Holding ApS

c/o Danaher Corporation

2099 Pennsylvania Avenue, N.W.

Washington, D.C. 20006-1813

U.S.A.

Telecopy No.: +1 202-828-0860

Attention:  Daniel L. Comas, Vice President – Corporate Development

(c)           if to Company, to

Radiometer A/S

Åkandevej 21

2700 Brønshøj

Denmark

Telecopy No.: +45 38272731

Attention:  The Board of Directors

9.6           Assignment

Pending settlement of the Offer, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either party without the prior written consent of the other party. Following settlement of the Offer, Parent and Buyer shall have the right to assign any or all of their respective rights and obligations to any Subsidiary of Parent, provided that Parent shall grant a comparable guarantee to that provided under Section 9.1 with respect to the performance of the obligations of any such Subsidiary.  Any assignment not permitted under this Section 9.6 shall be null and void.

9.7           Severability

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction.  Upon a determination that any term or other provision is invalid or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law to the end that the transactions contemplated hereby are fulfilled to the extent possible.  For the avoidance of doubt this Section 9.7 shall not apply to the terms and provisions of the Offer Document or the Irrevocable Undertaking.

9.8           Entire Agreement; No Third Party Beneficiaries

This Agreement and the Annexes hereto constitute the entire agreement, and supersede all other prior agreements and understandings (other than the Confidentiality Agreement), both written and oral, between the parties with respect to the subject matter hereof and is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

9.9           Amendment; Waiver

This Agreement may not be amended, except by an instrument in writing signed by each party and no party may waive compliance with any of the agreements or terms and conditions contained in this Agreement except by an instrument in writing.

9.10         Arbitration

Any dispute, controversy or claim arising out of or in connection with this Agreement or the breach or termination or invalidity thereof, shall be submitted by any party to arbitration for final settlement pursuant to the “Rules of procedure of the Danish Institute of Arbitration (Copenhagen Arbitration)” (the “Rules”) by three arbitrators appointed in accordance with the Rules.  The location of each arbitration proceeding shall be Copenhagen.  The arbitration proceedings shall be conducted in the English language.  The decision and award of the arbitrators shall be final and binding and non-appealable, and shall be enforceable in any court of competent jurisdiction.  The fact that any arbitration proceeding is requested or being conducted as well as the fact that any awards have been rendered by the arbitration tribunal and the contents thereof shall be kept strictly confidential by the parties and shall not be disclosed in whole or in part to any other Person unless required by applicable Law, rules and regulations, including stock exchange rules and regulations.

IN WITNESS HEREOF, Parent, Company and Buyer have caused this Agreement to be duly executed as of the day and year first above written.

Parent		Buyer

By:	/s/ Daniel L. Comas	By:	/s/ Philip Whitehead
Name:	Daniel L. Comas	Name:	Philip Whitehead
Title:	VP	Title:	M.D.

Company

By:	/s/ Torben Sorensen
Name:	Torben Sorensen
Title:	Vice Chairman

By:	/s/ Helle Bechgaard
Name:	Helle Bechgaard
Title:	Board Member

By:	/s/ Christian Hvidt
Name:	General
Title:	Christian Hvidt

By:	/s/ Erik Hornnaess
Name:	Erik Hornnaess
Title:	Board Member

/s/ Jorgen Dahl
Jorgen Dahl
Board Member

/s/ Jette Nielsen
Jette Nielsen
Board Member

/s/ Per Longreen
Per Longreen
Board Member

ANNEX A

DEFINITIONS

As used in the Agreement and in Annexes A, D and E, the following terms shall have the meanings ascribed to them below:

Business Day shall mean any day except a Saturday, Sunday or other day which is a public holiday in the KoD or a day on which the CSE is closed.

Carnegie means Carnegie Bank A/S, Investment Banking, financial advisors to the Company.

Closing Date means the date on which the Buyer announces through the CSE that the Offer will be completed.

Company Articles of Association shall mean the Articles of Association of the Company as in effect as of the date of the Agreement.

Company Permits means with respect to the Company and each of its Subsidiaries, all material permits, registrations, clearances, licenses, exemptions and approvals required to conduct their business and perform their Contracts as now conducted and performed.

Contract means any legally binding contract, plan, undertaking, arrangement, understanding, agreement, agreement in principle, instrument, license, lease, mortgage or other binding commitment, whether written or oral.

Control means the – direct or indirect – possession of more than 50% of the ownership interest or the voting rights in a Person or the right to appoint or remove the majority of the members of the Board of Directors (save for such members who are elected or appointed by the employees of such Person or by organizations of employees) or the similar management level of a Person.

CSE means the Copenhagen Stock Exchange.

Disclosed means any and all matters, facts and circumstances, including, but not limited to the legal, financial and other aspects thereof, which have been made available in writing, orally or otherwise by the Company, the Company Representatives or the advisors, counsels or other representatives of the Company to the Parent or the Parent Representatives in the data room located at Sundkrogsgade 5, DK-2100 København Ø, during management presentations, Q&A-sessions, or in any other way.

EGM Date means the date on which the extraordinary general meeting of Company shareholders set forth in Section 6.6 (b) shall have been held.

Governmental Entity shall mean the government and any ministry, department or administrative body, agency or commission of any jurisdiction.

Intellectual Property means all patents, patent applications, trademark registrations and trademark applications, service mark registrations and service mark applications, copyright registrations and copyright registration applications and other intellectual property and “Company Intellectual Property” shall mean any Intellectual Property owned or used by the Company or any of its Subsidiaries.

Knowledge means the knowledge of any of the Company´s directors, executive officers and presenting team.

KoD means the Kingdom of Denmark

KoD Companies Act shall mean Consolidated Act no. 9 of 9 January 2002 on Companies as amended by Act no. 302 of 30 April 2003, Act no. 303 of 30 April 2003 and Act no. 453 of 10 June 2003.

KoD Financial Statement Act shall mean in Danish “Lov om visse selskabers aflæggelse af årsregnskab m.v.” and “Lov om erhvervsdrivende virksomheders aflæggelse af årsregnskab m.v.” as amended from time to time.

KoD Takeover Order shall mean Executive Order No. 827 of 10 November 1999 under the KoD Securities Trading, etc. Consolidated Act.

Law means all mandatory laws, orders, judgments, rules, codes, requirements, decrees, ordinances and regulations of any Governmental Entity and all decisions of courts having the effect of law in each such jurisdiction.

Liens shall mean liens, encumbrances, easements, security interests, mortgages, pledges and charges.

Litigation means any claim, suit, action, arbitration, cause of action, complaint, criminal prosecution, investigation, demand letter, or proceeding, whether at law or at equity, before or by any court or arbitration tribunal or Governmental Entity.

Material Adverse Effect shall mean any change, effect, condition, event or circumstance that is individually or in the aggregate materially adverse to the business, financial conditions or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that “Material Adverse Effect” shall not include any change, effect, condition, event or circumstance to the extent arising out of or attributable to any decrease in the market price of the Company’s ordinary shares (but not any change, effect, condition, event or circumstance underlying such decrease to the extent that it would otherwise constitute a Material Adverse Effect).

Offer Conditions shall mean the conditions precedent described under Section 5 of the Offer Document.

Offer Document shall mean the offer document attached hereto as Annex C.

Offer Expiration Date shall mean the expiration date of the Offer, as it may be extended as provided in the Offer Document.

Person shall mean any individual, corporation, limited liability company, partnership, association, trust or other legal entity.

Subsidiary shall mean any Person Controlled by the party specified.

Tax or Taxes means all taxes, charges, fees, duties or other assessments imposed by any Governmental Entity and shall include interest, penalties or additions attributable thereto or attributable to any failure to comply with any requirement regarding Tax Returns.

Tax Return  means any return, declaration, report, claim for refund, or information return or statement relating to Taxes.

The following terms are defined in the Section of this Agreement directly opposite such terms:

Term	Section
A Shares	Recitals
Agreement	Recitals
Acquisition Agreement	6.1
Acquisition Proposal	6.1
Buyer	Recitals
B Shares	Recitals
Company	Recitals
Company Representatives	6.2
Confidentiality Agreement	6.2
Consent	Annex E, Section 1.5
Investeringsselskabet	Recitals
Irrevocable Undertaking	Recitals
Mandatory Bid	1.2
Offer	Recitals
Offer Price	Recitals

Parent	Recitals
Parent Representatives	6.2
Shares	Recitals
Superior Proposal	6.1

ANNEX D

REPRESENTATIONS (in Danish “erklœringer”) OF THE COMPANY

The Company hereby represents (in Danish “erklœrer”) to Parent and Buyer as follows:

1.1           Corporate Organization

The Company and each of its corporate Subsidiaries is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own, operate and lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

Save for that part of the minutes of the meetings that reflects deliberations and resolutions relating to the contemplated sale of the Shares, the Company has made available to Parent true and complete copies of the minutes of all meetings of the shareholders and the Board of Directors of the Company held since May 1, 2000, and such minutes in all material respects reflect all proceedings of the shareholders and Board of Directors of the Company at such meetings.

1.2           Subsidiaries

The Company is, directly or indirectly, the record and beneficial owner of the shares of each of its corporate Subsidiaries, and such shares of each of the corporate Subsidiaries have been validly issued, are to the extent legally required fully paid and free and clear of all Liens.

1.3           Capitalization

As of the date hereof, the Company has issued 1,296,000 A Shares and 8,464,500 B Shares, of which 101,391 B Shares is Company treasury stock.  Except as set forth above and except with respect to stock options to acquire 85,000 B Shares granted to management, there are no (a) authorized, issued or outstanding shares of the Company; (b) securities of the Company convertible into or exchangeable for shares of the Company; (c) warrants, calls, options or other rights to acquire from or subscribe to the Company or any of its Subsidiaries, or any obligation of the Company or any of its Subsidiaries to issue, any shares or securities convertible into or exchangeable or exercisable for shares of the Company, or (d) outstanding obligations of the Company to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.  All of the Shares of the Company have been validly issued and are fully paid.

1.4           Authority Relative to this Agreement

The Company has all necessary corporate power and authority to enter into this Agreement.  The execution and delivery of this Agreement by the Company has been duly and validly authorized and approved by the Board of Directors of the Company and no other corporate action on the part of the Company is necessary to authorize this Agreement.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery of this Agreement by Parent and Buyer, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

1.5           Consents and Approvals; No Violation

(j)      Except as contemplated in this Agreement and except where the failure to make any registration or filing with or notification to, or to obtain any permit, authorization, consent or approval of any Governmental Entity (any of the foregoing a “Consent”) (i) would not prevent or materially delay the consummation of the transactions contemplated hereby or otherwise prevent the Company from performing in all material respects its obligations under this Agreement or (ii) would not individually or in the aggregate have a Material Adverse Effect, no Consent of any Governmental Entity is necessary for the execution and delivery of this Agreement by the Company.

(k)           Neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, will (i) violate or conflict with any provision of the Company or Subsidiary articles of association, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, vesting, payment, acceleration, change of control right, suspension or revocation under any of the provisions of any bond, security interest, indenture, Contract or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them may be bound, (iii) violate any Law, except in the case of clauses (ii) and (iii) for violations, breaches, defaults, terminations, cancellations, vestings, payments, accelerations,  change of control rights, suspensions or revocations which would not, individually or in the aggregate, (x) have a Material Adverse Effect, (y) impair the ability of the Company to perform in any material respects its obligations under this Agreement, or (z) prevent or materially delay the consummation of the transactions contemplated hereby.

1.6           Financial Statements; Public Filings

(l)            The consolidated financial statements of the Company and its consolidated Subsidiaries for the three year period ended April 30, 2003 and the notes thereto (the “Audited Financial Statements”), comply in all material respects and have been prepared in accordance with the KoD Financial Statement Act and generally accepted Danish accounting standards applied on a consistent basis, except as reflected in the Audited Financial Statements, and present fairly (in Danish, “giver et retvisende billede”) the consolidated financial position, results of operations, assets and liabilities and cash flows of the Company and its consolidated Subsidiaries at the dates and for the periods stated therein.

(m)          The unaudited financial statement of the Company and its consolidated Subsidiaries for the six months period ended October 31, 2003 as announced to the CSE (the “Unaudited Financial Statement”), has been prepared in accordance with the accounting principles set forth in the Company’s annual report 2002/2003 applied on a consistent basis and present fairly the consolidated financial position, results of operations, assets and liabilities and cash flows of the Company and its consolidated Subsidiaries at the date and for the period stated therein and satisfy the requirements of the CSE.

(n)           Since January 1, 1999, the Company has submitted to the CSE all forms, reports and documents required to be submitted or filed by it pursuant to KoD laws and regulations and the rules and regulations of the CSE all of which, as of their respective filing dates, complied in all material respects with all applicable requirements of KoD law (the filings of Company that have been filed since January 1, 1999 or on the date hereof are referred to as the “Company Pre-Agreement Submissions”).  None of the Company Pre-Agreement Submissions, as of the respective dates on which they were submitted to the CSE, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(o)     There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, that are material to the Company and its Subsidiaries taken as a whole and required to be recorded or disclosed under applicable Law, other than (a) liabilities disclosed, provided for or reserved against, in the Company’s Audited Financial Statements or Unaudited Financial Statement, (b) liabilities incurred on behalf of the Company in connection with this Agreement and the transactions contemplated hereby, and (c) liabilities incurred since the date of the Audited Financial Statements  in the ordinary course of business consistent with past practice which would not, individually or in the aggregate, have a Material Adverse Effect.

1.7           Litigation

There are no claims, actions, suits, proceedings or notified investigations pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries before any Governmental Entity, court or arbitration tribunal which are likely to, individually or in the aggregate, result in a Material Adverse Effect or could prevent or materially delay the consummation of the Offer.  Neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which would have, individually or in the aggregate, a Material Adverse Effect or could prevent or materially delay the consummation of the Offer.

1.8           Compliance with Applicable Laws

The business operations of the Company and its Subsidiaries have been conducted in compliance, in all respects material to the Company and its Subsidiaries taken as a whole, with all applicable Laws and Company Permits.  The Company and its Subsidiaries hold all Company Permits material to the Company and its Subsidiaries taken as a whole.  No suspension or cancellation of any of the Company Permits material to the company and its Subsidiaries taken as a whole, which has been notified to the Company or any of its Subsidiaries, is pending or, to the Knowledge of the Company, threatened. Neither the Company nor any Subsidiary is in default, breach or violation of any Contract or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound and which default, breach or violation is material to the Company and its Subsidiaries taken as a whole.

1.9           Intellectual Property

(p)     The Company and its Subsidiaries own or have valid right to use the Company Intellectual Property and the Company Intellectual Property constitutes all the Intellectual Property reasonably necessary or appropriate to conduct the business of the Company and its Subsidiaries as presently conducted.

(q)     Except where not material to the Company and its Subsidiaries taken as a whole, no claim with respect to the Company Intellectual Property has been asserted or, to the Knowledge of the Company, is threatened by any Person, nor does the Company have Knowledge of any valid ground for any bona fide claims, (i) to the effect that the manufacture, sale or use of any product, service or process as used (currently or in the past) or offered for use or sale by the Company infringes on any Intellectual Property of any Person, or (ii) challenging the ownership or validity of any Company Intellectual Property.

1.10         Tax Matters

(r)            The Company and each of its Subsidiaries has (i) filed (or there has been filed on its behalf) within the time and in the manner prescribed by Law (taking into account any extensions of time permitted by Law), all Tax Returns and all such Tax Returns are in all material respects true, complete and correct, (ii) timely paid all Taxes that are required to be paid, except with respect to matters contested in good faith and as to which adequate reserves required under applicable Law have been provided, (iii) not waived any statute of limitations with respect to Taxes.  The Company has provided adequate accruals in its Audited Financial Statements for the payment of all Taxes not yet due and payable as at the respective balance date for such statements.

(s)     There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes against the Company or any of its Subsidiaries.  None of the Company nor any of its Subsidiaries is a party to any tax sharing, tax indemnity or similar tax agreement or arrangement with any Person other than as required by Law.

1.11         Transactions with Affiliates

There are no outstanding amounts payable to or receivable from, or advanced by the Company or any of its Subsidiaries to, and none of the Company or any of its Subsidiaries is otherwise a creditor or debtor to any officer, director, employee of any of the Company or any of its Subsidiaries, or Investeringsselskabet, other than as part of the normal and customary terms of such persons’ employment with such company.

1.12         Information

The information made available to Parent and Parent Representatives concerning the Company and its Subsidiaries is, when taken as a whole, materially accurate and not in any material respect misleading (including by way of omission) as of the date hereof.

ANNEX E

REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER

Parent and Buyer represent and warrant to the Company as follows:

1.1           Organization; Qualification; Authority.

Parent is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Buyer is a corporation duly organized and validly existing under the Laws of the KoD. Each of Parent and Buyer has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Buyer and the consummation by Parent and Buyer of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of Parent and by the management of Buyer and by Parent as sole shareholder of Buyer and no other corporate proceedings on the part of Parent or Buyer are necessary to authorize or approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Buyer and, assuming the due and valid authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Buyer enforceable against each of them in accordance with its terms.

1.2           No Conflict; Required Filings and Consents.

(a)           Assuming (i) the filings required under domestic, foreign or supranational antitrust Laws are made and the waiting periods thereunder have been terminated or have expired, and (ii) the requirements of the Exchange Act and any applicable state securities, “blue sky” or takeover Law are met, none of the execution and delivery of this Agreement by Parent or Buyer, the consummation by Parent or Buyer of the transactions contemplated hereby or compliance by Parent or Buyer with any of the provisions hereof will (i) conflict with or violate the organizational documents of Parent or Buyer, (ii) conflict with or violate in any material respect any Law applicable to Parent or Buyer, or by which either of them may be bound, or (iii) result in a violation or default pursuant to any Contract or obligation to which Parent or Buyer is a party or by which Parent or Buyer may be bound, which would impair the ability of Parent or Buyer to perform its obligations under this Agreement or the Offer, or prevent or materially delay the consummation of the Offer and the other transactions contemplated by the Agreement.

None of the execution and delivery of this Agreement by Parent and Buyer, the

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consummation by Parent and Buyer of the Offer and the other transactions contemplated in the Agreement or compliance by Parent and Buyer with any of the provisions hereof will require any Consent of any Governmental Entity, except for (i) compliance with any applicable requirements of the Exchange Act and any state securities, “blue sky” or takeover Law, and (ii) compliance with the requirements of any domestic, foreign or supranational antitrust Laws.

1.3           Financing

Parent has possession of, or has available to it under existing lines of credit, sufficient funds to consummate the transactions contemplated by this Agreement, and will cause Buyer to have sufficient funds available to consummate the Offer and the transactions contemplated hereby.

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